UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2022
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A
São Paulo, SP, 01451-001, Brazil
+55 11 3038 8127
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(7):
Yes ☐    No ☒

4Q21
Results

Earnings Release

March 22, 2022

PagBank PagSeguro

VISA

PAGS
LISTED
NYSE

PagBank PagSeguro Reports Fourth Quarter and Full
Year Results
4Q21 Consolidated TPV 1 up 76.4% compared to 4Q20;
4Q21 Total Revenue and Income up 55.0% compared to 4Q20.
São Paulo, March 22, 2022 – PagSeguro Digital Ltd. (“PagSeguro” or “we”) announced today its fourth quarter and full year results for the period ended December 31, 2021. The consolidated financial statements are presented in Reais (R$) and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
Fourth Quarter 2021 Financial & Operational Highlights:
•Consolidated TPV1 of R$147.1 billion in 4Q21, growing 76.4% compared to R$83.4 billion in 4Q20:
•Acquiring TPV2 of R$78.9 billion in 4Q21, up 42.8% compared to R$55.2 billion in 4Q20;
•PagBank TPV3 of R$68.2 billion in 4Q21, up 142.6% compared to R$28.1 billion in 4Q20;
•13.1 million PagBank active users4, growth of 0.9 million in 4Q21 and 5.2 million in the last twelve months;
•R$750.7 million in Adjusted EBITDA6, up 3.4% compared to 4Q20;
•Total Revenue and Income of R$3,236.2 million, up 55.0% in comparison with 4Q20;
•R$425.8 million in non-GAAP recurring Net Income, down 1.0% in comparison with 4Q20; and
•R$301.3 million in Net Income, down 19.8% in comparison with 4Q20.
Full Year 2021 Financial & Operational Highlights:
•Consolidated TPV1 of R$456.2 billion in 2021, growing 97.0% compared to R$231.5 billion in 2020:
•Acquiring TPV2 of R$252.1 billion in 2021, up 56.1% compared to R$161.5 billion in 2020;
•PagBank TPV3 of R$204.1 billion in 2021, up 191.6% compared to R$70.0 billion in 2020;
•R$2,738.4 million in Adjusted EBITDA6, up 27.2% compared to 2020;
•7.7 million active merchants, an increase of 9.4% million in the last twelve months;
•Total Revenue and Income of R$10,448.7 million, up 53.3% compared to 2020.
•R$1,546.1 million in non-GAAP recurring Net Income, up 12.1% compared to 2020; and
•R$1,166.3 million in Net Income, down 9.8% compared to 2020.

	At and for the Three Months Ended December 31,			At and for the Year Ended December 31,

Main Operational and Financial Indicators (R$ millions, except otherwise indicated)	2021	2020	Var.%	2021	2020	Var.%
Consolidated TPV[1]	147,141.2	83,396.1	76.4%	456,169.8	231,511.0	97.0%
Active Merchants (last 12 months) - (millions)	7.7	7.0	9.4%	7.7	7.0	9.4%
PagBank active users (last 12 months) - (millions)	13.1	7.9	66.2%	13.1	7.9	66.2%
Total Net Revenue	3,236.2	2,088.5	55.0%	10.448.7	6.814.7	53.3%
Net Income	301.3	375.6	(19.8)%	1,166.3	1,292.3	(9.8)%
Net Margin (%)	9.3%	18.0%	(8.7) pp	11.2%	19.0%	(7.8)pp
Basic earnings per common share (EPS)[5] - (R$)	0.9125	1.1405		3.5303	3.9225
Diluted earnings per common share (EPS)[5] - (R$)	0.9073	1.1387		3.5105	3.9163

	At and for the Three Months Ended December 31,			At and for the Year Ended December 31,

Non-GAAP Main Financial Indicators (R$ millions, except otherwise indicated)	2021	2020	Var.%	2021	2020	Var.%
Non-GAAP recurring Total Net Revenue	3,232.8	2,088.5	54.8%	10,445.4	6,814.7	53.3%
Non-GAAP recurring Net Income	425.8	430.0	-1.0%	1,546,1	1,378.7	12.1%
Adjusted EBITDA[6]	750.7	726.2	3.4%	2,738.4	2,153.4	27.2%
Non-GAAP recurring Net Margin (%)	13.2%	20.6%	(7.4) pp	14.8%	20.2%	(5.4) pp
Non-GAAP Basic earnings per common share (EPS) [5] - (R$)	1.2898	1.3057		4.6796	4.3539
Non-GAAP Diluted earnings per common share (EPS) [5] - (R$)	1.2826	1.3036		4.6533	4.3470

For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, see pages 24 and 25 of this earnings release.
1. Consolidated TPV (“Total payment volume”) means: Acquiring TPV plus PagBank TPV.
2. Acquiring TPV includes PagSeguro Brazil’s TPV, which is the value of payments successfully processed through our end-to-end digital banking ecosystem, net of payment reversals, not including PagBank TPV.
3. PagBank TPV includes prepaid card top-ups, cash cards spending, credit cards, mobile top-ups, wire transfers to different people, cash-in through boletos, bill payments, tax collections, P2P transactions, QR Code transactions, loans, Super App and GMV.
4. PagBank active users means active merchants using one additional digital account feature/service beyond acquiring and consumers with a balance in their digital account on the last day of the month.
5. Weighted average number of common shares of 330.3 million on December 31, 2021 and 329.3 million on December 31, 2020.
6. Adjusted EBITDA = Net income + Income tax and social contribution + Depreciation and amortization – Other Financial income + Exchange rate expenses + M&A Expenses + LTIP expenses + Non-recurring adjustments.

I - Statement of Income
Non-GAAP disclosure
This press release includes certain non-GAAP measures. We present non-GAAP measures when we believe that the additional information is useful and meaningful to investors. These non-GAAP measures are provided to enhance investors' overall understanding of our current financial performance and its prospects for the future. Specifically, we believe the non-GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook.
These measures may be different from non-GAAP financial measures used by other companies. The presentation of this non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS as issued by the IASB. Non-GAAP measures have limitations in that they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS. These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.
Non-GAAP results consist of our GAAP results as adjusted to exclude the following items:
LTIP expenses: This consists of expenses for equity awards under our two long-term incentive plans (LTIP and LTIP-Goals). We exclude LTIP expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business.
M&A expenses: This consists of expenses for mergers & acquisitions (“M&A”) transactions, including, among others, expenses for external consulting, accounting and legal services in connection with due diligence and negotiating M&A documentation for our acquisitions, as well as amortization and write-downs of the fair value of certain acquired assets. We exclude M&A expenses from our non-GAAP measures primarily because such expenses are non-recurring and do not correlate to the operation of our business.
Non-recurring adjustments: This consists of one-time adjustments related to PagPhone sales, PagPhone inventory provisions and tax impairment. We exclude Non-recurring adjustments from our non-GAAP measures primarily because such items are non-recurring and do not correlate to the operation of our business.
Income tax and social contribution on LTIP expenses, M&A expenses and Non-recurring adjustments: This represents the income tax effect related to the LTIP expenses, M&A expenses and Non-recurring adjustments mentioned above.
For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures, see the tables elsewhere in this press release under the following headings: “Reconciliation of Total Expenses to non-GAAP recurring Total Expenses,” “Reconciliation of Income Tax and Social Contribution to non-GAAP recurring Income Tax and Social Contribution,” “Reconciliation of Net Income to non-GAAP recurring Net Income,” “Reconciliation of Net Income to Adjusted EBITDA,” “Reconciliation of Basic and diluted EPS to non-GAAP Basic and diluted EPS,” and “Reconciliation of GAAP Measures to non-GAAP Measures.”

Total revenue and income
*Excluding R$3.4 million related to PagPhone sales.
Total revenue and income reached R$3,236.2 million in the fourth quarter of 2021, an expansion by 55.0% from R$2,088.5 million reported in the fourth quarter of 2020. The growth was mainly due to an increase in our Acquiring TPV and will be detailed in each revenue and income line described below.

Revenue from transaction activities and other services
*Excluding R$3.4 million related to PagPhone sales.

Revenues from transaction activities and other services in the 4Q21 amounted to R$2,059.5 million, an expansion by R$586.1 million, or 39.8%, from R$1,473.5 million presented in the 4Q20, because of the factors described below:
Gross revenues from transaction activities and other services in the 4Q21 amounted to R$2,290.2 million, an expansion by R$640.5 million, or 38.8%, from R$1,649.7 million recorded in the 4Q20. This increase was principally due to an increase of 9.4% in our active merchant base and a growth of 42.8% in our Acquiring TPV, which increased to R$78.9 billion from R$55.2 billion reported in 4Q20. In addition, in the fourth quarter of 2021, we recognized R$68.4 million in membership fees, an increase of R$14.2 million, from R$54.2 million presented in the 4Q20.
Deductions from gross revenues from transaction activities and other services, which consist principally of taxes, amounted to R$230.6 million in the fourth quarter or 10.1% of Gross revenues from transaction activities and other services for the quarter. In the 4Q20, these deductions totaled R$176.2 million, or 10.7% in relation to the Gross revenue from transaction activities and other services for the quarter. The R$54.4 million, or 30.9%, increase in these deductions is directly related to our higher Acquiring TPV. Additionally, in 4Q21, R$6.3 million of these deductions corresponded to membership fee taxes, which corresponds to a growth of R$1.3 million from R$5.0 million recorded in the 4Q20.

Financial income
The quarterly Financial income, which represents the discount fees we withhold from credit card transactions in installments for the early payment of accounts receivable, reached R$1,133.1 million, an increase of R$522.0 million, or 85.4%, from R$611.1 million presented in the 4Q20. The Financial income growth was driven by higher Acquiring TPV and mix of processed debit and credit card payments containing a higher percentage of credit card transactions made in installments in the three months ended December 31, 2021, compared to the three months ended December 31, 2020.

Other financial income
Other financial income reached R$43.5 million in the 4Q21, an increase of R$39.6 million, or 1,019.2%, from R$3.9 million in the 4Q20. This increase was mainly due to the increase in interest on cash and cash equivalents plus financial investments as a result of the higher Brazilian basic interest rate (SELIC) compared to the prevailing SELIC rate in the 4Q20.

Expenses
*Excluding R$142.0 million related to PagPhone inventory provisions and tax impairment.
Total expenses amounted to R$2,867.8 million, R$1,293.3 million higher, or 82.1%, in comparison with the R$1,574.6 million presented in the 4Q20. As a percentage of our Total revenues and income, quarterly Total expenses in the 4Q21 increased by 13.2 percentage points, to 88.6% from 75.4% reported in the 4Q20.

Non-GAAP total expenses amounted to R$2,817.8 million in the fourth quarter of 2021, an increase of R$1,325.7 million, or 88.8%, from R$1,492.1 million recorded in the 4Q20. As a percentage of our Total revenue and income, non-GAAP total expenses represented 87.2% in the 4Q21, an increase of 15.8 percentage points when compared to the 71.4% presented in the 4Q20.

	At and for the three months ended December 31, 2021	At and for the three months ended December 31, 2020
Reconciliation of Total Expenses to non-GAAP Total Expenses (R$ millions):			Var.%
Total Expenses	(2,867.8)	(1,574.6)	82.1%
(-) LTIP expenses [1]	44.3	74.2	(40.2)%
(-) M&A expenses [2]	5.7	8.2	(29.9)%
Non-GAAP Total Expenses	(2.817,8)	(1.492,2)	88,8%
(-) Non-recurring adjusments [3]	142.0	-	100.0%
Non-GAAP recurring Total Expenses	(2.675,8)	(1.492,2)	79,3%
[1] LTIP expenses: LTIP expenses consist of expenses for equity awards under our long-term incentive plan (LTIP and LTIP-Goals). We exclude LTIP expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. In the three months ended December 31, 2021 and 2020, the amounts of R$44.3 million and R$74.2 million, respectively, were mainly related to the recurring quarterly provision, payroll taxes related to LTIP and LTIP-Goals, including the update of our stock price and variation of the US$/R$ exchange rate, and new shares issued to preexisting LTIP beneficiaries.
[2] M&A expense: This consists of expenses for M&A transactions, including, among others, expenses for external consulting, accounting and legal services in connection with due diligence and negotiating M&A documentation for our acquisitions and amortization and write-downs of the fair value of certain acquired assets in the three months ended December 31, 2021 and 2020 amounting to R$5.7 and R$8.2 million. We exclude M&A expenses from our non-GAAP measures primarily because such expenses are non-recurring and do not correlate to the operation of our business.
[3] Non-recurring adjustments: This consists of one-time adjustments that occurred in 4Q21, which have been excluded in order to present more comparable amounts to the prior period in 4Q20, amounting to R$142.0 million related to PagPhone inventory provisions and tax impairment.

Cost of services

GAAP
+58.9%
Non-GAAP
+49.8%
+60.1%
1,153.1
1,832.8
1,142.8
1,829.7
1,712.2
4Q20
4Q21
4Q20
4Q21
4Q21*
% of revenue from transaction activities and other services
78.3%
89.0%
77.6%
89.0%
83.3%

*Excluding R$117.5 million related to PagPhone inventory provisions.
Cost of services reached R$1,832.8 million in the 4Q21, an increase of R$679.6 million, or 58.9%, from R$1,153.1 million reported in the 4Q20. As a percentage of the total of our Revenues from transaction activities and other services, our Cost of services increased 10.7 percentage points, to 89.0% in the 4Q21 from 78.3% in the 4Q20, due to:
i) Interchange fees paid to card issuers in the fourth quarter of 2021, reached R$980.1 million, an increase of R$444.4 million, from R$535.6 million reported in fourth quarter of 2020;
ii) Card scheme fees in the fourth quarter of 2021 totaled R$197.9 million, an increase of R$65.4 million, from R$132.5 million presented in the same period of 2020.
iii) Depreciation of the POS devices in the 4Q21 amounted to R$128.7 million, an increase of R$55.7 million, from R$73.0 million presented in the 4Q20;
iv) PagPhone inventory provisions made in 4Q21 amounted to R$117.5 million.
The increases in items (i) and (ii) are mainly related to a higher Acquiring TPV and, consequently, to the increased revenues from transactions and other services. The increases in items (iii) refer to more POS devices and shipping to clients.
In the fourth quarter of 2021, non-GAAP Cost of services reached R$1,829.7 million (reflecting the exclusion of the LTIP adjustment of R$3.1 million), an increase of R$686.9 million, or 60.1%, from R$1,142.8 million reported in the 4Q20 (reflecting the exclusion of the LTIP adjustment of R$10.3 million in the 4Q20). As a percentage of the total of our Revenues from transaction activities and other services, our non-GAAP Cost of services increased 11.4 percentage points, to 89.0% in the 4Q21 from 77.6% in the 4Q20. For a reconciliation of non-GAAP and non-recurring adjustments cost of services to the GAAP cost of services, see pages 24 and 25 of this earnings release.

Selling expenses

GAAP
+156.1%
165.6
424.1
Non-GAAP
+157.0%
164.9
423.8
4Q20
4Q21
4Q20
4Q21

	4Q20	4Q21	4Q20	4Q21
% of total revenue and income	7.9%	13.1%	7.9%	13.1%

Quarterly selling expenses amounted to R$424.1 million in the 4Q21, an increase of R$258.5 million, or 156.1%, from R$165.6 million presented in 4Q20. As a percentage of our Total revenues and income, Selling expenses increased by 5.2 percentage points, to 13.1%, in the 4Q21, from 7.9% in 4Q20. This increase in Selling expenses as a percentage of Total revenue and income was mainly due to the increase in marketing expenses, chargebacks following the growth of Acquiring TPV, provisions for expected credit losses and Hubs’ workforce expansion compared to 4Q20.
For the fourth quarter of 2021, non-GAAP Selling expenses amounted to R$423.8 million (reflecting the exclusion of the LTIP adjustment of R$0.4 million in the quarter), an increase of R$258.9 million, or 157.0%, from R$164.9 million reported in the same period of 2020. For a reconciliation of non-GAAP Selling expenses to Selling expenses, see pages 24 and 25 of this earnings release.

Administrative expenses

GAAP
+1.5%
Non-GAAP
+23.9%
186.7
189.6
115.4
142.9
4Q20
4Q21
4Q20
4Q21
% of total revenue and income
8.9%
5.9%
5.5%
4.4%

Administrative expenses reached R$189.6 million in the quarter, R$2.8 million higher, or 1.5%, when compared to the R$186.7 million reported in the 4Q20. As a percentage of our Total revenues and income, the Administrative expenses decreased by 3.2 percentage points, to 5.9% in the 4Q21 from 8.9% in the 4Q20. This rise in Administrative expenses was mainly due the growth in payroll and increase in consulting services, however, on the other hand, we had a reduction in our share based long term incentive plan (LTIP) expenses in the amount of R$40.9 million in 4Q21, a decrease of R$22.3 million, from R$63.2 million recorded in the 4Q20.
In the period ended December 31, 2021, non-GAAP Administrative expenses amounted to R$142.9 million, a growth of R$27.5 million, or 23.9%, from R$115.4 presented in the 4Q20. These amounts exclude the LTIP adjustment of R$40.9 million in 4Q21 and R$63.2 in the 4Q20 and also exclude M&A expenses related to the amortization of fair value assets acquired as well as and expenses for external consulting, accounting and legal services in the amount of R$5.7 million in the 4Q21 and R$8.2 million in the 4Q20. As a percentage of Total revenues and income, non-GAAP Administrative expenses were 4.4% in the fourth quarter of 2021, a decrease of 1.1 percentage points compared to 5.5% reported in the 4Q20. For a reconciliation of non-GAAP administrative expenses to GAAP Administrative expenses, see pages 24 and 25 of this earnings release.

Financial expenses
Quarterly Financial expenses amounted to R$402.6 million, in the 4Q21, an increase of R$373.1 million, or 1,262.9%, from expenses of R$29.5 million presented in the 4Q20. This increase was mainly due to the early collection of receivables, which amounted to R$228.5 million in the 4Q21 from R$11.8 million in the 4Q20. On top of that, our TPV increased rapidly from 2020, impacting our working capital needs related to advances of merchants’ receivables. Our Certificates of Deposit and the US$/R$ exchange rate expenses also increased from 2020.

Other income (expenses), net

*Excluding the effect of R$24.5 million related to Tax impairment.
Other income (expenses), net recorded expenses of R$18.7 million in the 4Q21, a decrease of R$20.8 million, or 52.6%, from expenses of R$39.5 million reported in 4Q20. This decrease is mainly driven by the accrual of contingencies and legal matters and disposals of fixed and intangible assets occurred in 4Q20.

Profit before income taxes
*Excluding the effect of R$138.6 million related to adjustments pointed in the previous charts
Profit before income taxes amounted to R$368.3 million in the fourth quarter of 2021, a decrease of R$145.6 million, or 28.3%, from R$513.9 million reported in the same period of 2020. The non-GAAP Profit before income taxes amounted to R$418.4 million in the 4Q21, a decrease of R$177.9 million, or 29.8% from R$596.3 million 4Q20. For a reconciliation of our non-GAAP recurring Profit before income taxes to our Profit before income taxes, see pages 24 and 25 of this earnings release.

Income tax and social contribution

GAAP
-51.5%
Non-GAAP
-21.1%
-49.4%
138.3
67.1
166.3
84.1
131.2
4Q20
4Q21
4Q20
4Q21
4Q21*
Effective tax rate
26.9%
18.2%
27.9%
20.1%
23.6%

*Excluding the effect of R$47.1 million related to 34% of income tax over adjustments pointed in the previous charts
Income tax and social contribution amounted to an expense of R$67.1 million in the 4Q21, a decrease of R$71.2 million, or 51.5%, from an expense of R$138.3 million presented in the 4Q20. This item consists of current income tax and social contribution and deferred income tax and social contribution.
Our effective tax rate decreased by 8.7 percentage points to 18.2% in the 4Q21 from 26.9% in the 4Q20. In both periods, the difference between the effective income tax and social contribution rate and the rate computed by applying the Brazilian federal statutory rate was mainly related to the Technological Innovation Law (Lei do Bem), which reduces income tax charges based on investments made in innovation and technology, such as those made by PagSeguro Brazil, our Brazilian operating subsidiary.
Non-GAAP Income tax and social contribution expense for the 4Q21 amounted to R$84.1 million, a decrease of R$82.2 million, or 49.4%, from an expense of R$166.3 million in the 4Q20.
The effective tax rate on our non-GAAP Income tax and social contribution decreased by 7.8 percentage points to 20.1% in fourth quarter of 2021, from 27.9% in the fourth quarter of 2020. The difference of 7.8 percentage points between the non-GAAP effective income tax and social contribution rate and the rate computed by applying the Brazilian federal statutory rate was the effect of income tax related to LTIP and M&A expenses.

	At and for the three months ended December 31, 2021	At and for the three months ended December 31, 2020
Reconciliation of Income Tax and Social Contribution to Non-GAAP Income Tax and Social Contribution (R$ million):			Var.%
Income tax and social contribution	(67,1)	(138,3)	(51,5%)
(-) Income tax and social contribution on Non-GAAP adjustments [1]	(17,0)	(27,9)	(39,0%)
Non-GAAP Income tax and social contribution	(84,1)	(166,3)	(49,4%)
(-) Income tax and social contribution on Non-recurring adjustments	(47,1)	-	(100%)
Non-GAAP recurring Income tax and social contribution	(131,2)	(166,4)	(21,1%)

[1] Income tax and social contribution on LTIP expenses and M&A expenses: the amounts of R$17.0 million and R$27.9 million, respectively, consist of income tax at the rate of 34% calculated on the LTIP expenses and M&A expenses.

Net income for the period

GAAP
-19.8%
375.6
301.3
Non-GAAP
-1.0%
-22.3%
430.0
334.3
425.8
4Q20
4Q21
4Q20
4Q21
4Q21*
Net Margin %
18.0%
9.3%
20.6%
10.3%
13.2%

*Excluding the effect of R$91.5 million related to adjustments pointed in the previous charts
Net income for the period ended 4Q21, amounted to R$301.3 million, a decrease of R$74.3 million, or 19.8%, from R$375.6 million in the fourth quarter of 2020. The Net Margin for the period decreased by 8.7 percentage points, to 9.3%, in the 4Q21 when compared to 18.0% in the 4Q20.
Non-GAAP Net income for the quarter amounted to R$334.3 million, a decrease of R$95.7 million, or 22.3%, from R$430.0 reported in the 4Q20, reflecting the sum of the LTIP and M&A adjustments described below.

	For the three months ended December 31, 2021	For the three months ended December 31, 2020
Reconciliation of Net Income to Non-GAAP recurring Net Income (R$ million):			Var.%
Net Income	301.3	375.6	(19.8)%
LTIP expenses [1]	44.3	74.2	(40.2)%
M&A expenses [2]	5.7	8.2	(29.9)%
Income tax on LTIP and M&A adjustments [4]	(17.0)	(28.0)	(39.2)%
Non-GAAP Net Income	334.3	430.0	(22.3)%
Non-recurring adjustments [3]	138.6	-	100.0%
Income tax on non-recurring adjustments [4]	(47.1)	-	100.0%
Non-GAAP recurring Net Income	425.8	430.0	(1.0)%

[1] LTIP expenses: LTIP expenses consists of expenses for equity awards under our long-term incentive plan (LTIP and LTIP-Goals). We exclude LTIP expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. In the three months ended December 31,2021 and 2020, the amounts of R$44.3 million and R$74.2 million, respectively, were mainly related to the recurrent quarterly provision, payroll taxes related to LTIP and LTIP-Goals, including the update of our stock price and variation of the US$/R$ exchange rate and new shares issued to preexisting LTIP beneficiaries.

[2] M&A expenses: This consists of expenses for M&A transactions, including, among others, expenses for external consulting, accounting and legal services in connection with due diligence and negotiating M&A documentation for our acquisitions in the amount R$8.2 million in the three months ended December 31, 2020 and for the amortization of the fair value of the acquired assets in the amount of R$5.7 million in the three months ended December 31, 2021. We exclude M&A expenses from our Non-GAAP measures primarily because such expenses are non-recurring and do not correlate to the operation of our business.
[3] Non-recurring adjustments: This consists of one-time adjustments for the 4Q21, which have been made in order to present more comparable amounts to the prior period in 4Q20, amounting to R$138.6 million related to PagPhone sales, PagPhone inventory provisions and tax impairment. We exclude Non-recurring adjustments from our Non-GAAP measures primarily because such adjustments are non-recurring and do not correlate to the operation of our business.
[4] Income tax and social contribution on LTIP expenses, M&A expenses and Non-recurring adjustments: In the three months ended December 31, 2021 and 2020, the amounts consist of income tax at the rate of 34% calculated on the LTIP expenses, M&A expenses and Non-recurring adjustments.

Adjusted EBITDA
Adjusted EBITDA is a non-GAAP measure. Our Adjusted EBITDA in the 4Q21 amounted to R$750.7 million, an increase of R$24.6 million, or 3.4%, from R$726.2 million reported in the 4Q20, which is calculated using Net income and adding (i) income tax and social contribution, plus (ii) depreciation and amortization, minus (iii) other financial income, plus (iv) US$/R$ exchange rate expenses related to variations in the exchange rate applicable to financial assets or liabilities held in foreign currency, plus (v) M&A expenses, plus (vi) LTIP expenses and adding (vii) non-recurring adjustments. Therefore, this measure considers the non-recurring effects for 4Q21.
We are not considering the exclusion of M&A expenses in the amount of R$5.7 million in the 4Q21 because they are related to the amortization of fair value assets acquired and already considered in Depreciation and amortization.
The increase in Adjusted EBITDA is mainly related to depreciation and amortization, which in the 4Q21 amounted to R$225.5 million, an increase of R$91.6 million, or 68.5%, from R$133.8 million in the 4Q20. This increase was primarily due to the increase in the volume of our POS devices, along with the decrease of LTIP compensation expenses incurred. Below is the reconciliation from Net Income to Adjusted EBITDA.

	At and for the three months ended December 31, 2021	At and for the three months ended December 31, 2020
Reconciliation of Net Income to Ajusted EBITDA (R$ million):			Var.%
Net income	301,3	375,6	(19,8%)
(+) Income and social contribution	67,1	138,3	(51,5%)
(+) Depreciation and amortization	225,5	133,8	68,5%
(-)Other Financial income	(43,5)	(25,9)	68,1%
(+) Exchange rate expenses	17,5	22,0	(20,6%)
(+) Non - GAAP Total expenses adjustments	44,3	82,4	(46,2%)
Ajusted EBITDA Non-GAAP	612,1	726,3	(15,7%)
(+) Non - recurring adjusments	138,6	-	100,0%
Non-GAAP recurring Ajusted EBITDA	750,7	726,2	3,4%
[1] LTIP expenses: Stock-based compensation expenses in the total amount of R$44.3 million (R$82.4 million in the three months ended December 31, 2020), consisting of expenses for equity awards under our LTIP. We exclude LTIP expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business.
[2] Non-recurring adjustments: This consists of one-time adjustments for the 4Q21, which have been made in order to present more comparable amounts to the prior period in 4Q20, amounting to R$138.6 million related to PagPhone sales, PagPhone inventory provisions and tax impairment.

II - Cash Flow

Cash and cash equivalents at the beginning of the twelve months ended December 31, 2021 amounted to R$1,640.1 million.
Profit before income taxes in the twelve months ended December 31, 2021 was R$1,488.0 million.
The adjustments for revenues, income and expenses recorded in the income statement in the twelve months ended December 31, 2021, but which did not affect our cash flows, totaled a positive amount of R$2,193.4 million, mainly due to R$370.6 million of share-based long-term incentive plan (LTIP) expenses, R$664.3 million in chargebacks, R$768.6 million of depreciation and amortization recorded in our income statement and R$230.6 million of interest accrued of financial assets and liabilities. LTIP expenses relate to equity awards under our LTIP, chargebacks refer to losses recognized during the period related to card processing operations (acquiring and issuing), losses on digital accounts and provision for delinquency rate of credit portfolio.
The adjustments for changes in operating assets and liabilities in the twelve months ended December 31, 2021 amounted to negative cash flow of R$3,775.0 million:
•Accounts receivable, mainly related to receivables derived from transactions where we act as the financial intermediary in operations with the issuing banks, which is presented net of transaction costs and financial expenses we incur when we elect to receive early payment of the accounts receivable owed to us by card issuers, consists of the difference between the opening and closing balances of the Accounts receivable item of Current Assets and Non-current assets on our balance sheet (R$23,657.4 million at December 31, 2021 compared to R$16,076.5 million at year-end 2020) excluding interest income received in cash and Chargebacks, which are presented separately in the statement of cash flows. Accounts receivable represented negative cash flow of R$9,303.1 million in the twelve months ended December 31, 2021.

•Payables to third parties, which is presented net of revenue from transaction activities and financial income we receive when merchants elect to receive early payments, consists of the difference between the opening and closing balances of the Payables to fourth parties item of Current Liabilities on our balance sheet (R$13,217.2 million on December 31, 2021 compared to R$10,101.5 million at year-end 2020). Payables to fourth parties represented positive cash flow of R$2,940.7 million in the twelve months ended December 31, 2021.
•Receivables from (payables to) related parties consists of the difference between the opening and closing balances of the Payables to related parties excluding interest paid, which are presented separately in the statement of cash flows. (R$543.6 million on December 31, 2021 compared to R$58.3 million at year-end 2020). Receivables from (payables to) related parties represented positive cash flow of R$471.6 million in the twelve months ended December 31, 2021.
•Salaries and social charges consists of the amounts that were recorded on our statement of income, but which remained unpaid at the end of the period. This item represented negative cash flow of R$8.1 million in the twelve months ended December 31, 2021.
•Trade payables item consists of the difference between the opening and closing balances of trade payables (R$578.0 million on December 31, 2021 compared to R$335.5 million at year-end 2020). Trade payables represented a positive cash flow of R$243.5 million in the twelve months ended December 31, 2021.
•Taxes and contributions item consists of sales taxes (ISS, ICMS, PIS and COFINS). This item represented negative cash flow of R$11.5 million in the twelve months ended December 31, 2021.
•Financial investments (mandatory guarantee) item consists of the minimum amount that we need to maintain as required by the Brazilian Central Bank. This item represented a negative cash flow of R$84.5 million in the twelve months ended December 31, 2021.
•Taxes recoverable item consists of withholding taxes and recoverable taxes on transaction activities and other services and purchase of POS devices. This item represented positive cash flow of R$36.6 million in the twelve months ended December 31, 2021, mainly related to withholding taxes from FIDC quotas redeemed in 2021.
•Deposits item consists of issued certificates of deposit, excluding paid interest income paid to, which are presented separately in the statement of cash flows. This item represented a positive cash flow of R$2,276.0 million in the twelve months ended December 31, 2021.
We paid income tax and social contribution in cash totaling R$76.8 million and recorded positive cash flow of R$1,068.4 million related to interest income received in cash in the twelve months ended December 31, 2021.
As a result of the above, Net Cash used in operating activities in the twelve months ended December 31, 2021 totaled R$898.0 million.
Net cash used in investing activities in the twelve months ended December 31, 2021 totaled R$1,470.9 million. This amount consisted of R$779.6 million in purchases and development of intangible assets, which represent purchases of fourth-party software and salaries and other amounts that we invested to develop software and technology internally, which we capitalize as intangible assets, R$972.3 million in purchases of property and equipment, mainly related to POS device purchases, positive cash flow of R$324.2 million related to the redemption of financial investments and R$43.4 million for the acquisition of companies.
Our Cash flows used in financing activities in the twelve months ended December 31, 2020 totaled R$727.2 million, principally related to our borrowing in the amount of R$1,012.1 million along with R$258.0 million that we spent on the repurchase of shares to be held in treasury.
After accounting for the total decrease in Cash and cash equivalents of R$154.3 million discussed above, our Cash and cash equivalents on December 31, 2021 amounted to R$1,794.4 million.

Earnings webcast
PagSeguro (NYSE: PAGS) will host a conference call and earnings webcast on March 22, 2022 at 5:00 pm ET.
Event Details
HD Web Phone: Click here
Dial–in (Brazil): +55 (11) 4210-1803 or +55 11 3181-8565.
Dial–in (US and other countries): +1 (412) 717-9627 or +1 (844) 204-8942
Password: PagBank PagSeguro
Webcast: http://choruscall.websiteseguro.com/pagseguro/4q21.htm
About PagSeguro:
PagSeguro Digital is a disruptive provider of financial technology solutions focused primarily on consumers, individual entrepreneurs, micro-merchants, small companies, and medium-sized companies in Brazil. Among its peers, PagSeguro Digital is the only financial technology provider in Brazil whose business model covers all the following five pillars:
•Multiple digital banking solutions
•In-person payments via point of sale (POS) devices that PagSeguro Digital provides to merchants
•Free digital accounts that PagSeguro Digital provides to its consumers and merchants with functionalities such as bill payments, top up prepaid mobile phone credit, wire transfers, peer to peer cash transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services
•Issuer of prepaid, cash and credit cards
•Operate as a full acquirer
PagSeguro Digital is an UOL Group Company that provides an easy, safe and hassle-free way of owning a free PagBank digital account, which is similar to a regular checking account linked to the Brazilian Central Bank's platform, with the feature of accepting payments, where its clients can transact and manage their cash, without the need to open a regular bank account. PagSeguro Digital's end-to-end digital banking ecosystem enables its customers to accept a wide range of online and in-person payment methods, including credit cards, debit cards, meal voucher cards, boletos, bank transfers, bank debits and cash deposits.
PagSeguro Digital's mission is to disrupt and democratize financial services in Brazil, a concentrated, underpenetrated and high interest rate market, by providing an end-to-end digital banking ecosystem that is safe, affordable, simple and mobile-first for both merchants and consumers
Contacts:
Investor Relations:
PagSeguro Digital Ltd.
+55 (11) 3914-9524
ir@pagseguro.com
investors.pagseguro.com

Forward-Looking Statements:
This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. We cannot guarantee that such statements will prove correct. These forward-looking statements speak only as of the date hereof and are based on our current plans, estimates of future events, expectations and trends (including trends related to the global and Brazilian economies and capital markets, as well as the continuing economic, financial, political and public health effects of the coronavirus, or the COVID-19, pandemic.) that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond our control. As consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. In light of the risks and uncertainties described above, the future events and circumstances discussed in this press release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements. To obtain further information on factors that may lead to results different from those forecast by us, please consult the reports we file with the U.S. Securities and Exchange Commission (SEC) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F.

QUARTERLY CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

	Three months ended December 31,2021	Three months ended December 31,2020	%
	(Amounts expressed in R$ millions)
Revenue from transaction activities and other services	2,059.5	1,473.5	39.8%
Financial income	1,133.1	611.1	85.4%
Other financial income	43.5	3.9	1019.2%
Total revenue and income	3,236.2	2,088.5	55.0%

Cost of sales and services	(1,832.8)	(1,153.1)	58.9%
Selling expenses	(424.1)	(165.6)	156.1%
Administrative expenses	(189.6)	(186.7)	1.5%
Financial expenses	(402.6)	(29.5)	1262.9%
Other income (expenses), net	(18.7)	(39.5)	(52.6)%

PROFIT BEFORE INCOME TAXES	368.3	513.9	(28.3)%

Current income tax and social contribution	(90.5)	(27.7)	226.5%
Deferred income tax and social contribution result	23.5	(110.5)	(121.2)%

INCOME TAX AND SOCIAL CONTRIBUTION	(67.1)	(138.3)	(51.5)%

NET INCOME FOR THE PERIOD	301.3	375.6	(19.8)%
Reconciliation of Basic and diluted EPS to Non-GAAP Basic and diluted EPS

	Three months ended December 31,2021	Three months ended December 31,2020
	(Amounts expressed in R$ thousands, except share quantities and amounts per share)
Net income attributable to:
Owners of the Company	301,395	375,546
Non-controlling interests	(127)	95
Weighted average number of outstanding common shares	330,310,786	329,292,240
Weighted average number of common shares diluted	332,174,824	329,814,176
Basic earnings per common share - R$	0,9125	1,1405
Diluted earnings per common share - R$	0,9073	1,1387

Non-GAAP recurring Net income	426,036	429,950
Weighted average number of outstanding common shares	330,310,786	329,292,240
Weighted average number of common shares diluted	332,174,824	329,814,176
Non-GAAP Basic earnings per common share - R$	1.290	1.306
Non-GAAP Diluted earnings per common share - R$	1.283	1.304

FULL YEAR CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31, 2021	Year ended December 31, 2020	%
	(Amounts expressed in R$ millions)
Net revenue from transaction activities and other services	6,784.8	4,508.7	50.5%
Financial income	3,514.4	2,177.4	61.4%
Other financial income	149.5	128.6	16.3%
Total revenue and income	10,448.7	6,814.7	53.3%

Cost of sales and services	(5,775.9)	(3,772.3)	53.1%
Selling expenses	(1,523.9)	(617.5)	146.8%
Administrative expenses	(877.6)	(563.9)	55.6%
Financial expenses	(790.6)	(109.2)	623.8%
Other expenses, net	7.3	22.9	(68.1)%

PROFIT BEFORE INCOME TAXES	1,448.0	1,774.7	(16.2)%

Current income tax and social contribution	(119.8)	(62.8)	90.6%
Deferred income tax and social contribution result	(201.9)	(419.6)	(51.9)%

INCOME TAX AND SOCIAL CONTRIBUTION	(321.7)	(482.4)	(33.3)%

NET INCOME FOR THE YEAR	1,166.3	1,292.3	(9.8)%
Reconciliation of Basic and diluted EPS to Non-GAAP Basic and diluted EPS

	Year end December 31, 2021	Year end December 31, 2020
	(Amounts expressed in R$ thousands, except share quantities and amounts per share )
Net income attributable to:
Owners of the Company	1,166,101	1,291,658
Non-controlling interests	182	642
Weighted average number of outstanding common shares	330,310,786	329,292,240
Weighted average number of common shares diluted	332,174,824	329,814,176
Basic earnings per common share - R$	3.5303	3.9225
Diluted earnings per common share - R$	3.5105	3.9163

Non-GAAP recurring Net income	1,545,725	1,433,702
Weighted average number of outstanding common shares	330,310,786	329,292,240
Weighted average number of common shares diluted	332,174,824	329,814,176
Non-GAAP Basic earnings per common share - R$	4,6796	4.3539
Non-GAAP Diluted earnings per common share - R$	4,6533	4.3470

CONSOLIDATED BALANCE SHEET

	As of December 31, 2021	As of December 31, 2020
	(Amounts expressed in R$ thousands)
Cash and cash equivalents	1,794,362	1,640,065
Financial investments	782,647	979,837
Accounts receivable	23,428,522	16,042,970
Inventories	49,537	30,429
Taxes recoverable	469,490	388,975
Other receivables	194,776	164,805
Total current assets	26,719,334	19,247,081

Judicial deposits	40,224	7,449
Accounts receivable	228,880	33,570
Deferred income tax and social contribution	120,762	83,296
Other receivables	11,710	10,293
Investment	15,666	16,400
Property and equipment	2,289,052	1,802,613
Intangible assets	1,650,176	1,123,620
Total non-current assets	4,356,470	3,077,241

TOTAL ASSETS	31,075,804	22,324,322

Payables to third parties	13,217,150	10,101,510
Trade payables	578,004	335,539
Payables to related parties	543,621	58,336
Deposits	3,056,444	571,996
Borrowings	1,005,787	-
Derivative Financial Instruments	14,317	-
Salaries and social charges	259,724	175,198
Taxes and contributions	63,934	26,042
Provision for contingencies	27,653	17,063
Deferred revenue	162,566	186,219
Other liabilities	73,720	102,572
Total current liabilities	19,002,919	11,574,475

Deferred income tax and social contribution	1,391,760	1,132,595
Deposits	77,552	194,090
Provision for contingencies	13,910	11,741
Deferred revenue	17,300	27,336
Other liabilities	70,165	56,626
Total non-current liabilities	1,570,687	1,422,388

Share capital	26	26
Capital reserve	6,076,286	5,784,288
Other comprehensive income	645	491
Equity valuation adjustments	(22,372)	(22,373)
Retained earnings	4,732,624	3,566,522
Treasury shares	(285,011)	(13,609)
	10,502,198	9,315,346

Non-controlling interests	-	12,113

Total equity	10,502,198	9,327,456

TOTAL LIABILITIES AND EQUITY	31,075,804	22,324,322

CONSOLIDATED CASH FLOWS STATEMENT

	Year ended December 31,2021	Year ended December 31,2020
	(Amounts expressed in R$ thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	1,488,027	1,774,691
Expenses (revenues) not affecting cash:
Depreciation and amortization	768,593	376,335
Chargebacks	664,268	288,309
Accrual of provision for contingencies	25,938	6,409
Share based long term incentive plan (LTIP)	370,629	122,870
Reversal of taxes and contributions	(4,638)	(84,294)
Loss on disposal of property, equipment and intangible assets	28,393	19,465
Derivative Financial Instruments, net	5,952	-
Interest accrued	230,555	17,222
Other (income) cost, net	103,667	(18,184)
Changes in operating assets and liabilities
Accounts receivable	(9,303,060)	(5,586,919)
Financial investments (mandatory guarantee)	(84,534)	43,229
Inventories	(132,398)	31,602
Taxes recoverable	(36,565)	(206,221)
Other receivables	(62,084)	(78,744)
Deferred revenue	(33,689)	145,005
Other liabilities	(17,312)	67,669
Payables to third parties	2,940,739	4,173,264
Trade payables	243,585	72,328
Receivables from (payables to) related parties	471,585	38,250
Deposits	2,276,041	758,003
Salaries and social charges	(8,091)	7,605
Taxes and contributions	(11,499)	(34,438)
Provision for contingencies	(17,763)	(1,127)
	(93,661)	1,932,328
Income tax and social contribution paid	(76,782)	(46,384)
Interest income received	1,068,450	266,719
NET CASH PROVIDED BY OPERATING ACTIVITIES	898,007	2,152,662

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property and equipment	(972,274)	(1,522,769)
Purchases and development of intangible assets	(779,555)	(523,785)
Redemption (Acquisition) of financial investments	324,247	530,667
Amount paid on acquisitions, net of cash acquired	(43,367)	(345,603)

NET CASH USED IN INVESTING ACTIVITIES	(1,470,949)	(1,861,489)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings	1,012,086	-
Payment of leases	(15,148)	-
Acquisition of treasury shares	(257,992)	(44,775)
Capital increase by non-controlling shareholders	(11,708)	(10,289)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	727,238	(55,064)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	154,297	236,110
Cash and cash equivalents at the beginning of the year	1,640,065	1,403,955
Cash and cash equivalents at the end of the year	1,794,362	1,640,065

QUARTERLY RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

	Three Months Ended December 31, 2021	Three Months Ended December 31, 2020
	(Amounts expressed in R$ millions, except amounts per share)	(Amounts expressed in R$ millions, except amounts per share)
Total revenue and income	3,236.2	2,088.5
Non-recurring: PagPhone sales	(3.4)	-
Non-GAAP recurring total revenue and income	3,232.8	2,088.5

Total expenses	(2,867.8)	(1,574.6)
Less: Share-based long-term incentive plan (LTIP)	44.3	74.2
M&A expenses	5.7	8.2
Non-recurring PagPhone inventory provisions and tax impairment	142.0	-
Non-GAAP recurring total expenses (1)	(2,675.8)	(1,492.2)

Profit before taxes	368.3	513.9
Plus: Total Non-GAAP adjustments	50.1	82.4
Plus: Total Non-recurring adjustments	138.6	-
Non-GAAP recurring profit before taxes (2)	557.0	596.3

Income tax and social contribution	(67.1)	(138.3)
Less: Income tax and social contribution on non-GAAP adjustments	(17.0)	(28.0)
Less: Income tax and social contribution on non-recurring adjustments	(47.1)	-
Non-GAAP recurring deferred income tax (3)	(131.2)	(166.3)

Net income	301.3	375.6
Plus: Total Non-GAAP adjustments	33.2	54.5
Plus: Total Non-recurring adjustments	91.5	-

Non-GAAP recurring net income (4)	425.8	430.0

Basic earnings per common share - R$	0.9125	1.1405
Diluted earnings per common share - R$	0.9073	1.1387
Non-GAAP basic earnings per common share - R$ (5)	1.2898	1.3057
Non-GAAP diluted earnings per common share - R$ (5)	1.2826	1.3036

	At and for the three months ended December 31, 2021	At and for the three months ended December 31, 2020
Reconciliation of Net Income to Ajusted EBITDA (R$ million):			Var.%

Net income	301,3	375,6	(19,8%)
(+) Income and social contribution	67,1	138,3	(51,5%)
(+) Depreciation and amortization	225,5	133,8	68,5%
(-)Other Financial income	(43,5)	(25,9)	68,1%
(+) Exchange rate expenses	17,5	22,0	(20,6%)
(+) Non - GAAP Total expenses adjustments	44,3	82,4	(46,2%)
Ajusted EBITDA Non-GAAP	612,1	726,3	(15,7%)
(+) Non - recurring adjusments	138,6	-	100,0%
Non-GAAP recurring Ajusted EBITDA	750,7	726,2	3,4%

(1)
Non-GAAP recurring total expenses excludes:
(i) LTIP expenses in the total amount of R$44.3 million (R$74.2 million in the three months ended December 31, 2020), consisting of expenses for equity awards under our LTIP. We exclude LTIP expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. The total amount of LTIP expenses is allocated between Cost of services, Selling expenses and Administrative expenses;
(ii) M&A expenses in the total amount of R$5.7 million (R$8.2 million in the three months ended December 31, 2020). We exclude M&A expenses from our Non-GAAP measures primarily because such expenses are non-recurring and do not correlate to the operation of our business; and
(iii) Non-recurring adjustments for 4Q21 in the total amount of R$142.0 million related to PagPhone inventory provisions and tax impairment. We exclude Non-recurring adjustments from our Non-GAAP measures primarily because such adjustments are non-recurring and do not correlate to the operation of our business.

(2)	Non-GAAP recurring profit before income taxes reflects the adjustments described in footnote (1) above for LTIP expenses, M&A expenses and non-recurring adjustments.
(3)
Non-GAAP recurring income tax and social contribution consists of income tax at the rate of 34% calculated on the LTIP expenses, M&A expenses and non-recurring adjustments described in footnote (1) above.

(4)	Non-GAAP recurring net income reflects the sum of the adjustments described in footnotes (1) and (3) above.
(5)
Non-GAAP basic earnings per common share and non-GAAP diluted earnings per common share reflect the adjustments to non-GAAP recurrent net income, which is allocated in full to Equity holders of the parent.

FULL YEAR RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

	Year Ended December 31, 2021	Year Ended December 31, 2020
	(Amounts expressed in R$ millions, except amounts per share)	(Amounts expressed in R$ millions, except amounts per share)
Total revenue and income	10,448.7	6,814.7
Non-recurring events	(3.4)	-
Non-GAAP recurring total revenue and income	10,445.4	6,814.7

Total expenses	(8,960.7)	(5,040.0)
Less: Share-based long-term incentive plan (LTIP)	370.5	207.0
M&A expenses	21.9	8.2
Non-recurring events	186.4	(84.3)
Non-GAAP recurring total expenses (1)	(8,341.9)	(4,909.1)

Profit before taxes	1,488.0	1,774.7
Plus: Total Non-GAAP adjustments	392.4	215.2
Plus: Total Non- recurring adjustments	183.0	(84.3)
Non-GAAP recurring profit before taxes (2)	2,063.4	1,905.5

Income tax and social contribution	(321.7)	(482.4)
Less: Income tax and social contribution on non-GAAP adjustments	(133.4)	(73.2)
Less: Income tax and social contribution on non-recurring adjustments	(62.2)	28.7
Non-GAAP recurring deferred income tax (3)	(517.3)	(526.8)

Net income	1,166.3	1,292.3
Plus: Total Non-GAAP adjustments	259.0	142.0
Plus: Total Non-recurring adjustments	120.8	(55.6)

Non-GAAP recurring net income (4)	1,546.1	1,378.7

Basic earnings per common share - R$	3.5303	3.9225
Diluted earnings per common share - R$	3.5105	3.8933
Non-GAAP basic earnings per common share - R$ (5)	4.6796	4.3539
Non-GAAP diluted earnings per common share - R$ (5)	4.6530	4.3470

	Year ended December 31,2021	Year ended December 31,2020
Reconciliation of Net Income to Ajusted EBITDA (R$ million):			Var.%

Net income	1.166,3	1.292,3	(9,8%)
(+) Income and social contribution	321,7	482,4	(33,3%)
(+) Depreciation and amortization	768,6	376,3	104,2%
(-) Other Financial income (6)	(158,8)	(166,9)	(4,8%)
(+) Exchange rate expenses (6)	81,5	38,3	113,1%
(+) Non – GAAP Total expenses adjustments	376,0	215,2	74,7%
Ajusted EBITDA Non-GAAP	2.555,3	2.237,7	14,2%
(+) Non - recurring adjusments	183,0	(84,3)	(317,1%)
Non-GAAP recurring Ajusted EBITDA	2.738,3	2.153,4	27,2%

(1)
Non-GAAP recurring total expenses excludes:
(i) LTIP expenses in the total amount of R$370.5 million (R$207.0 million in the year ended December 31, 2020), consisting of expenses for equity awards under our LTIP. We exclude LTIP expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. The total of LTIP expenses is allocated between Cost of services, Selling expenses and Administrative expenses;
(ii) M&A expenses in the total amount of R$21.9 million (R$8.2 million in the.year ended December 31, 2020). We exclude M&A expenses from our Non-GAAP measures primarily because such expenses are non-recurring and do not correlate to the operation of our business;
(iii) Non-recurring adjustments for 2021 in the total amount of R$186.4 million related to PagPhone inventory provisions, tax impairment, tax reversal (R$84.3 million in 2020) and isolated frauds occurred in 1Q21. We exclude Non-recurring adjustments from our Non-GAAP measures primarily because such adjustments are non-recurring and do not correlate to the operation of our business.

(2)	Non-GAAP recurring profit before income taxes reflects the adjustments described in footnote (1) above for LTIP expenses, M&A expenses and non-recurring adjustments.
(3)	Non-GAAP recurring income tax and social contribution consists of income tax at the rate of 34% calculated on the LTIP, M&A expenses and and non-recurring adjustments described in footnote (1) above.
(4)	Non-GAAP recurring net income reflects the sum of the adjustments described in footnotes (1) and (3) above.
(5)	Non-GAAP basic earnings per common share and non-GAAP diluted earnings per common share reflect the adjustments to non-GAAP net income, which is allocated in full to Equity holders of the parent.
(6)
Until 1Q2021, the line item Other financial income included amounts corresponding to (a) interest of financial investments and (b) losses on exchange variation. Beginning in 2Q2021, we recorded losses on exchange variation as exchange rate expenses under the line item Financial expenses. As demonstrated in the table above, Adjusted EBITDA is calculated to exclude Other financial income and add back Exchange rate expenses.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 22, 2022

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer